Cincinnati Bell, Inc.

221 East Fourth Street

Cincinnati, Ohio 45202

January 14, 2010

Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Cincinnati Bell Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed February 27, 2009 and Documents Incorporated by Reference
File No. 1-08519

Dear Mr. Spirgel:

We refer to the letter of December 16, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Cincinnati Bell Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Form 10-K, File No. 1-08519, filed on February 27, 2009 (the “Form 10-K”) and the Company’s Definitive Proxy Statement, File No. 1-08519, filed on March 17, 2009 (the “Definitive Proxy Statement”).

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K or the Definitive Proxy Statement.

Form 10-K filed February 27, 2009

The Company’s Financial Condition, Liquidity, and Capital Resources, page 32

1.

We note your statement that you believe that cash generated by operations and borrowings on your credit facility “are sufficient to fund [your] primary uses of cash.” Please revise your disclosure in future filings to provide a more detailed discussion of your ability to meet both your short-term and

Larry Spirgel, Assistant Director

January 14, 2010

long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Response: We propose to make the following disclosures as appropriate in our next Form 10-K filing:

“Short-term view

The Company’s primary sources of cash are cash generated by operations and borrowings from its revolving credit facility. Even with the significant disruption in the U.S. economy and the Company’s prepayment of pension, postretirement and health care costs totaling $xx million, the Company was able to generate $xxx million of cash flows from operations in 2009. The Company’s financial strength throughout this period of uncertainty was evident by its ability to complete the following financing transactions in 2009:

•

Amendment and extension of the Company’s revolving credit facility to August 2012. This facility was reduced from $250 million to $210 million, which the Company believes is adequate for funding its current operations. It is funded by 11 different financial institutions with no institution having more than 12% of the total facility, and the average interest rate on this facility since the June 2009 amendment was x%, which the Company believes is an appropriate and acceptable financing cost. As of December 31, 2009, the Company had $xx million of outstanding borrowings and $xx million of outstanding letters of credit under its revolving credit facility, leaving $xxx million of additional borrowing availability under this facility.

•

Issuance of $500 million of 8 1/ 4% Senior Notes due 2017 (“8 1/4% Senior Notes”), the proceeds from which were primarily used to redeem all outstanding 7 1/4% Senior Notes due 2013 totaling $439.9 million. This issuance of 8 1/4% Senior Notes and redemption of 7 1/4% Senior Notes due 2013 extends the Company’s bond maturities for an additional four years at an appropriate and acceptable fixed rate.

•

Sale of 196 wireless towers for $99.9 million and the leaseback of the Cincinnati Bell Wireless space used on those towers, which equates to a $xx million capital lease obligation at an implied rate of xx%.

If needed, the Company believes that additional sources of liquidity are available to it, including access to public debt or equity markets.

Uses of cash include capital expenditures, repayments and repurchases of debt and related interest, repurchases of common shares, dividends on preferred stock, and business acquisitions. In 2009, 2008, and 2007, the Company made capital expenditures of $xxx million, $230.9 million, and $233.8 million, respectively. A large portion of the Company’s capital expenditures is discretionary for revenue growth and would not be required in the future to sustain the Company’s current level of operations. This is

Larry Spirgel, Assistant Director

January 14, 2010

particularly true for the capital-intensive Technology Solutions segment, which had capital expenditures of $xx million, $77.8 million, and $91.8 million in 2009, 2008, and 2007, respectively.

In 2009, 2008, and 2007, the Company made total debt repayments of $xxx million (including $439.9 million to redeem the 7 1/4% Senior Notes), $105.7 million, and $219.1 million, respectively. The Company expects to continue to use a portion of its cash flows for de-leveraging in the future, including discretionary, opportunistic repurchases of debt prior to its scheduled maturities. Additionally, the Company’s Receivables Facility, which totaled $xx million outstanding at December 31, 2009 and is described further in Note X to the Consolidated Financial Statements, is subject to bank renewals annually. While the Company expects to continue to renew this facility, the Company would be required to use cash, revolving credit facility borrowing capacity, or other borrowings to repay the Receivables Facility if it were not renewed.

In February 2008, the Company’s Board of Directors authorized the repurchase of the Company’s outstanding common stock in an amount up to $150 million over 2008 and 2009. The Company completed this program in 2009, repurchasing $73.2 million of common stock in 2009 and $76.8 million in 2008.

The Company believes that its operating cash flows, together with its revolving credit facility and other available debt and equity financing, will be adequate to meet investing and financing needs for 2010.

Long-term view

In addition to the uses of cash described in the Short-term view above, the Company has significant future debt maturities and other obligations that come due after 2010 (see Contractual Obligations table below), including $xxx million of estimated cash contributions to its qualified pension plans during the years 2011 to 2019 based on current legislation and current actuarial assumptions.

The Corporate credit facility (including the revolving credit facility), which expires in August 2012, contains financial covenants that require the Company to maintain certain leverage, interest coverage, and fixed charge ratios. The facility also has certain covenants which, among other things, limit the Company’s ability to incur additional debt or liens, pay dividends, repurchase Company common stock, sell, transfer, lease, or dispose of assets, and make investments or merge with another company. If the Company were to violate any of its covenants and were unable to obtain a waiver, it would be considered a default. If the Company were in default under its credit facility, no additional borrowings under the credit facility would be available until the default was waived or cured. The Company believes it is in compliance and expects to remain in compliance with its Corporate credit facility covenants.

Various issuances of the Company’s public debt, which include the 8 3/8% Senior Subordinated Notes due 2014 (“8 3/8% Subordinated Notes”), the 7% Senior Notes due 2015 (“7% Senior Notes”), and the 8 1/4% Senior Notes contain covenants that, among

Larry Spirgel, Assistant Director

January 14, 2010

other things, limit the Company’s ability to incur additional debt or liens, pay dividends or make other restricted payments, sell, transfer, lease, or dispose of assets and make investments or merge with another company. The Company believes it is in compliance and expects to remain in compliance with its public debt indentures.

The Company believes that cash provided by operations and its revolving credit facility, and the likelihood that the Company will continue to have access to capital markets to refinance debt and other obligations as they mature and come due, should allow the Company to meet its cash requirements for the foreseeable future. However, uncertainties related to the global and U.S. economies and the financial markets, particularly if the global and U.S. economies and financial markets are in disarray when the debt matures and other obligations are due, could prevent the Company from refinancing those liabilities at terms that are as favorable as those previously enjoyed, at terms that are acceptable to the Company, or at all.”

Definitive Proxy Statement filed March 17, 2009

Determination of Amounts for Each Compensation Element, page 40

2.

In future filings, as to each compensation element, please provide an analysis of how you arrived at the level of compensation for each named executive officer. For example, we note that the named executive officers’ base salaries were determined based on an assessment of each officer’s individual performance as well as the 50th percentile base salary data for the relevant position derived from your peer group data. We further note your disclosure on page 42 that the compensation committee considered the executive’s performance and any “special significant accomplishments” in determining the final number of options and performance units to grant under your long-term incentive program. Yet you do not analyze how the committee’s consideration of these factors resulted in the amounts awarded to each officer. Please also indicate in future filings whether the amounts of compensation awarded fall within the targeted percentile of the peer group data. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm

Response: In future filings, the Company will provide, to the extent material or otherwise required, additional analysis of how the Company arrives at the level of each element of compensation for each named executive officer. We note for your information that in fiscal year 2008 the Company did not use a formulaic approach in determining the level of any element of any executive’s compensation. Instead, the Company and Compensation Committee considered all information deemed relevant by them, with no particular weighting or importance placed on any individual factor. Moreover, in fiscal year 2008, no individual item of information or data was, by itself,

Larry Spirgel, Assistant Director

January 14, 2010

material to any such compensation decision. In particular, the 2008 peer group data from Towers Perrin that was reviewed by the Company and the Compensation Committee was not a primary determinant of compensation, but was instead used primarily to provide a general understanding of compensation practices in the marketplace. Nonetheless, we will include in future filings the total compensation of each of our named executive officers expressed as a percentile of the peer group. Similarly, with respect to the disclosure noted on page 42 with respect to “special significant accomplishments,” these items were among many different objective and subjective factors taken into consideration in determining the grants made to each executive and were not individually material to such decisions. To the extent future compensation decisions are made on a different basis, the Company will provide disclosure that appropriately describes such decisions.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (513) 397-6351, or, in my absence, Kurt Freyberger at (513) 397-1055, with any questions you may have regarding the Form 10-K or Definitive Proxy Statement.

Sincerely,

/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President, General Counsel & Secretary